UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-41974

Intelligent Group Limited

Unit 1203C, Level 12, Admiralty Centre,
Tower 1, 18 Harcourt Road,
Admiralty, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Intelligent Group Limited Announces Changes to the Board of Directors

Hong Kong, September 3, 2026 — Intelligent Group Limited (NASDAQ: INTJ) (the “Company”) announced the appointment of Dr. Jialin Lu as an independent director of its board of directors (the “Board”), a member of each of the audit committee, the compensation committee and the nominating and corporate governance committee of the Board, and the designation as the chairperson of the nominating and corporate governance committee of the Board, effective September 3, 2026.

Dr. Jialin Lu serves as an independent director of the Company. From October 2017 to March 2019, Dr. Lu served as a lecturer and tutor at Top Education in Australia, where she taught undergraduate courses in economics and accounting and monitored students’ academic progress. From November 2018 to January 2019, Dr. Lu served as an accounting assistant at Hongjing Long Company Ltd in China, where she assisted with certain accounting, financial reporting and financial analysis matters. From June 2017 to February 2018, Dr. Lu served as an accounting and financial intern at Royal Female Clothing in Australia, where she assisted with general accounting and finance matters. Dr. Lu obtained a Ph.D. of Business from Torrens University in 2025, a Bachelor of Business (Honours) from RMIT University in 2019 and a Bachelor of Commerce from the University of New South Wales in 2018.

The Company also announced the resignation of Ms. Sha Ye as an independent director of the Company, effective September 3, 2026. Such resignation did not result from any disagreement with the Company.

After the changes, the Board will consist of nine members, comprising six executive directors and three independent directors.

Forward-Looking Statements

This press release contains forward-looking statements that are based on the management’s current expectations, estimates, and assumptions about future economic conditions, industry performance, company operations, and financial results. These statements are not guarantees of future events or performance and involve a number of risks and uncertainties. Actual results could differ materially from those anticipated in the forward-looking statements due to factors such as changes in economic conditions, market trends, industry developments, and operational factors. There can be no assurance that the expected events or outcomes will occur as anticipated.

About Intelligent Group Limited

Intelligent Group Limited is a professional services provider that principally engages in the provision of financial PR services. The company provides a substantial number of holistic and comprehensive financial PR services to its clients through Intelligent Joy Limited, its key operating entity in Hong Kong. It advises its clients on their communications and reputation management efforts. Its financial PR services include creating multi-stakeholder communications programs, arranging press conferences and interviews, participating in the preparation of news releases and shareholders’ meetings, monitoring news publications, identifying shareholders, targeting potential investors, organizing corporate events, and implementing crisis management policies and procedures.

For more information, please visit Intelligent Group’s website: www.intelligentjoy.com.

For enquiry, please contact Intelligent Group Limited:

Mingwei Lyu

Phone: (852) 3594 6407

Email: vicky.lyu@intelligentjoy.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTELLIGENT GROUP LIMITED

By:	/s/ Nianci Yuan
Name:	Nianci Yuan
Title:	Director and Chief Executive Officer

Date: September 3, 2026

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